flyExclusive, Inc.
2860 Jetport Road
Kinston, NC 28504
December 2, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	flyExclusive, Inc.
Registration Statement on Form S-1
File No. 333-282855
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, flyExclusive, Inc. (the “Registrant”) hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the registration statement on Form S-1 (File No. 333-282855) (the “Registration Statement”), of the Registrant, relating to the registration of certain of the Registrant’s securities, so that it may become effective on Wednesday, December 4, 2024, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.
In connection with the foregoing, the Registrant hereby acknowledges the following:
•should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•the Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please be advised that there are no underwriters or sales agents involved as the Registration Statement is for a resale offering by selling stockholders.

Division of Corporation Finance
December 2, 2024
Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Don Reynolds at (919) 865-2805. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to our counsel via e-mail at dreynolds@wyrick.com.

Sincerely,

FLYEXCLUSIVE, INC.

By:	/s/ Thomas James Segrave, Jr.
Thomas James Segrave, Jr.
Chief Executive Officer and Chairman
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